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Exhibit 11.1


COMPUTATION OF EARNINGS PER SHARE
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                                             Three Months Ended           Six Months Ended
                                                  April 30,                   April 30,
                                              2000         2001           2000        2001
                                          -----------------------------------------------------
Numerator:
Net income (loss) before extraordinary       $240,744     $167,090      $(348,554)   $274,312
  gain
Preferred stock dividends                    (529,411)     (37,500)      (529,411)    (75,000)
                                          -----------------------------------------------------

Net (loss) income available to common
  shareholders before extraordinary gain     (288,667)     129,590       (877,965)    199,312

Denominator:
Denominator for basic earnings per
  share- weighted-average shares            9,574,409   10,109,911      9,497,400  10,006,472
Effect of dilutive securities:
Employee stock options                              -            -              -      35,160
Convertible preferred stock                         -    4,515,537              -           -
Dilutive potential common shares                    -    4,515,537              -      35,160
Denominator for diluted earnings per
  share adjusted weighted-average shares
  and assumed conversions                   9,574,409   14,625,448      9,497,400  10,410,632
Basic and diluted (loss) earnings per
  share                                       $(0.03)        $0.01         $(0.09)      $0.02


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